Exhibit 99.1
CP SHIPS FINALIZES PLANS FOR NEW AUSTRALASIAN SERVICES
GATWICK, UK (27th December 2005) — CP Ships has finalized plans for the most comprehensive and competitive choice of services available linking Australia and New Zealand with Europe, South East Asia, West Asia and North America.
CP Ships has agreed with CMA CGM and Marfret to co-operate in a vessel sharing agreement between Australia, New Zealand, Pacific Islands, US East Coast and North Europe via the Panama Canal starting in February 2006. The service will have fortnightly frequency and be supported by six 2500 teu ships, of which CP Ships will contribute two.
CP Ships has also entered into an agreement with Maersk Sealand to charter slots on its new weekly Oceania Pendulum service to be launched in February 2006. The service will link Australia, New Zealand, the Caribbean, US Gulf and East Coasts and North Europe also via the Panama Canal. The slot charter agreement includes a per-sailing allocation for temperature-controlled containers.
In addition, CMA CGM will cooperate with CP Ships and Hapag-Lloyd on their recently-announced new weekly joint service, also starting in February 2006, between Australia, New Zealand South East Asia, the Mediterranean and North Europe via the Suez Canal. Of the twelve 2000-2500 teu ships being deployed in this service, CP Ships and Hapag-Lloyd will contribute ten and CMA CGM two.
“In keeping with our long history of service excellence in these trade lanes, the combination of the three new Suez and Panama services with our two US West Coast loops means that we are able to offer customers the most competitive and comprehensive range of direct services available linking Australasia with Europe and North America,” said CP Ships Executive Vice President Juan Manuel Gonzalez.
Together, the new Suez and Panama services will replace the round-the-world services known as Westabout and Eastabout which are being discontinued in February 2006 because the vessel sharing agreement that supports these services is expiring.
All three agreements are subject to regulatory review.
With its acquisition of CP Ships, Hapag-Lloyd has become one of the Top 5 in liner shipping. Its parent company is TUI AG, based in Hanover, Germany.
CONTACT
Elizabeth Canna, VP Group Communications
Telephone: +44 (0)1293 861 921 or +41 (0)79 691 3764
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